EXHIBIT A

Financial Statements

PKF Mueller
Certified Public Accountants
Business & Financial Advisors

Assurance

TERRAFORMATION INC.
Audited Financial Statements

Year Ended December 31, 2020

LOCAL
KNOWLEDGE,
GLOBAL
EXPERTISE

TERRAFORMATION INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

Contents	**Pages**
Financial Statements	

PKF Mueller

1707 N. Randall Road, Suite 200 ■ Elgin, Illinois ■ 60123
Ph: 847.888.8600 ■ Fax: 847.888.0635 ■ www.pkfmueller.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders'
of Terraformation Inc.

We have audited the accompanying financial statements of Terraformation Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terraformation Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PKF Mueller

Elgin, Illinois
July 28, 2021

TERRAFORMATION INC.

BALANCE SHEET

DECEMBER 31, 2020

Assets	
Current assets	
Cash and cash equivalents	$ 1,923,902
Prepaid expenses	90,656
Total current assets	2,014,558
Non-current assets	
Intangible assets	36,787
Total non-current assets	36,787
Total assets	**$ 2,051,345**
Liabilities and Stockholders' Equity	
Liabilities	
Current liabilities	
Accounts payable	$ 58,368
Accrued and other liabilities	53,853
Deferred revenue	65,310
Deferred social security tax payable	45,034
Total liabilities	222,565
Equity	
Common Stock; $0.00001 par value, 12,500,000 authorized and 12,174,000 outstanding	122
Employee stock grant	690,892
SAFE security	3,355,400
Accumulated deficit	(2,217,634)
Total equity	1,828,780
Total liabilities and equity	**$ 2,051,345**

The accompanying notes are an integral part of these financial statements.

TERRAFORMATION INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

INCOME	
Revenue	$ 17,211
Cost of goods sold	(17,211)
Gross profit	-
EXPENSES	
Research & development expenses	(1,047,754)
Selling, general and administrative expenses	(1,158,221)
Net loss from operations	**(2,205,975**)
Other income	83
Other expense	(11,742)
Net loss	**$ (2,217,634)**

The accompanying notes are an integral part of these financial statements.

TERRAFORMATION INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Employee stock grant	Safe securities	Accumulated deficit	Total equity
Balance at January 1, 2020	-	-	-	-	-
Issuance during the year	$ 122	690,892	3,355,400	-	4,046,414
Net loss	-	-	-	(2,217,634)	(2,217,634)
Balance at December 31, 2020	$ 122	690,892	3,355,400	(2,217,634)	1,828,780

The accompanying notes are an integral part of these financial statements.

TERRAFORMATION INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net loss	$ (2,217,634)
Changes in:	
Prepaid expenses	(90,656)
Accounts payable	58,368
Accrued and other liabilities	53,853
Deferred revenue	65,310
Deferred social security tax payable	45,034
Net cash used in operating activities	(2,085,725)
Cash flows from investing activity	
Increase in intangible asset	(36,787)
Net cash used in investing activity	(36,787)
Cash flows from financing activities	
Issuance in common stock	122
Issuance of stock grant reserve	690,892
Increase in SAFE securities	3,355,400
Net cash from financing activities	4,046,414
Net change in cash and cash equivalents	1,923,902
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	**$ 1,923,902**

The accompanying notes are an integral part of these financial statements.

1 General information

Terraformation Inc. (Company), a Delaware Corporation, operates a "forest as a service" business. The Company was incorporated in Delaware on January 1, 2020. The Company is headquartered in Hawaii and qualified to conduct business in Hawaii, California, Michigan, Washington, Texas and Massachusetts. The Company also sells its products and services through the Internet and throughout the United States and internationally, including Uganda, Ecuador, Tanzania and New Zealand, with emphasis on tropical and temperate climates which have the greatest impact on carbon sequestration.

2 Summary of significant accounting policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Deferred Revenue

Deferred revenue represents the unearned portion of fees received from customers in advance of performance of services.

Revenue

The Company derives its revenue primarily from consulting and restoration services. Revenue are recognized as actual costs are incurred, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

2 Summary of Significant Accounting Policies (Continued)

Revenue is recognized on the basis of actual time incurred multiplied by the billable hourly rate stated in the contract plus materials expense incurred which totalled $17,211 for the year ending December 31, 2020.

Intangible Assets

Patents and licensing agreements are carried at cost less accumulated amortization. Additionally, the patents and licensing agreements are reviewed annually for impairment and adjusted to their estimated value, if necessary. Amortization is computed by the straight-line method over the estimated useful lives of three years for patents.

The intangible assets were placed into service at December 31, 2020, accordingly there was no amortization expense in 2020. Future amortization expense is expected to approximate $12,300 per year for 2021, 2022 and 2023. No impairment adjustments were recorded for the year ended December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

The principal markets for the Company's services are in the United States and international markets. Management performs continuing credit evaluations of its customers and generally does not require collateral.

Income Taxes

The stockholders of Terraformation Inc. have elected treatment as a C Corporation under the Internal Revenue Code. Under this election the Company is required to pay federal and state taxes.

New Accounting Standard – Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The FASB also subsequently issued additional ASUs, which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use assets and lease liabilities for operating leases on the balance sheet. The ASUs are effective for fiscal year beginning after December 15, 2021 and interim periods beginning after December 15, 2022. Early adoption is permitted. At this time, the Company has no significant leases. The Company will evaluate the methods of adoption allowed and the effect that adoption is expected to have on its financial position, results of operations, cash flows and related disclosures, as appropriate.

Management Evaluation of Going Concern

In accordance with accounting principles generally accepted in the United States of America, management performed an evaluation to determine if adverse conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for the one-year period from the date of our audit report. Management's evaluation identified that the Company reported a net loss of approximately $2,217,000. Management's evaluation of the Company's ability to continue as a going concern factored into account that at December 31, 2020, the Company had cash of approximately $1,920,000 and total equity of approximately $1,830,000. Additionally, as noted in Note 11, *Subsequent Events*, the Company raised approximately $23,300,000 of additional equity. As such, the Company has concluded that there is not a substantial doubt about the Company's ability to continue as a going concern.

3 Stock Plan

On February 19, 2020, the Board of Directors approved a Stock Plan designed to recruit key employees and consultants as well as authorized 2,000,000 shares. The Stock Plan was amended on August 29, 2020 to increase the shares authorized to 2,500,000. The restricted stock vests over a three-year period with a purchase price of $1.28 and a par value of $0.00001. As of December 31, 2020, 2,174,000 shares were issued and outstanding under the plan.

The Company recognized compensation expense of approximately $691,000 as a result of the Restricted Stock issuance. The estimated compensation for the years 2021, 2022 and 2023 is $927,000, $927,000 and $237,000, respectively.

4 Prepaid Expenses

Prepaid expenses consisted of the following at December 31, 2020:	
Deferred asset	$ 64,522
Other prepaid expenses	26,134
	$ 90,656

Deferred assets are from Environmental Defenders, Dell and seed bank components sales of $44,314, $1,151, and $19,057, respectively.

5 Accrued expenses

Accrued expenses consisted of the following at December 31, 2020:

Accrued payroll	$ 16,932
Accrued vacation	36,496
Other accrued expenses	425
Total accrued expenses	$ 53,853

6 SAFE Convertible Securities

On February 24, 2020, the Board of Directors authorized a Simple Agreement in Future Equity (SAFE) raising $3,355,400. On March 10, 2021 each SAFE was converted into shares of series seed preferred stock at a value of $1.28 per share. A total of 3,949,525 preferred shares were issued totalling $5,055,392.

7 Major Customers

The Company began operations in 2020 and engaged in one nursery rehabilitation project representing all of its revenue for the year ended December 31, 2020.

8 Income Taxes

The provision for income tax is summarized below:

Current tax:		
- Federal	$	-
- State		-
Total current tax expense	$	-
Deferred tax:		
Deferred tax benefit	$	(607,631)
Deferred tax assets valuation allowance		607,631
Net deferred tax benefit	$	-

8 Income Taxes (continued)

Tax Reconciliation:

Taxable loss	$ (2,217,634)
Tax for C Corporation	-
Less:	
Deferred tax income on employee stock grant	(189,304)
Deferred tax income on unused income tax losses	(418,327)
Deferred tax assets valuation allowance	607,631
Income taxes	$ -

The net deferred tax asset / liabilities include the following:

Deferred tax asset	$ 607,631
Deferred tax liability	-
	607,631
Less: Deferred tax assets valuation allowance	(607,631)
Net deferred tax asset	$ -

A valuation allowance totalling $607,631 as of December 31, 2020 has been established for deferred income tax assets primarily related to unused tax loss carry forwards and stock grant that may not be realized. Realization of the net deferred income tax assets is dependent on generating sufficient taxable income prior to their expiration and maybe utilized to offset future taxable income.

Schedule of Temporary Differences:

Temporary differences that give rise to the net deferred income tax asset as of December 31, 2020 are as follows:

Employee stock grant	$ 189,304)
Unused tax loss	(418,327)
Deferred tax asset	(607,631)
Less: Deferred tax assets valuation allowance	607,631
Net deferred tax asset	$ -

9 Contingencies and Commitments

The Company is not involved in any general matters of litigation nor is management aware of any potential or pending claims which will materially affect the Company's financial position or results of operations

10 Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States of America. To date, the impact on the Company's operations and results has not been significant and management expects this to remain the case. Management continues to actively monitor the global situation in order to mitigate any potential future impact on the Company's operations and financial performance.

11 Subsequent Events

Subsequent events have been evaluated through July 28, 2021, the date that the financial statements were available for issue.

On June 8, 2021, the Company announced the sale of $30,000,000 Series A Preferred shares at a price of $3.84 per share. Investors have 90 days to complete funding. As of July 20, 2021, 7,412,145 shares have been issued totalling $28,462,635.

On July 15, 2021, the Company entered into a non-binding Letter of Intent to acquire the shares of a privately-held agribusiness services company based in Hawaii. The consideration is an all-cash purchase of $3,000,000. The transaction is subject to due diligence and standard closing documentation, including a share purchase agreement. The acquisition will add expertise and personnel to accelerate the Company's agro-forestry operations. The transaction, if consummated, is expected to close in 2021.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name

Terraformation

Logo

Headline

Hyperscaling forest restoration to reverse climate change

Hero Image


Terraformation
Reforest our planet
Reverse climate change

Tags

Eco, Cleantech, B2B, Natural resources, B2G, $10M+ raised, Power Founders, Notable Angel backing

Pitch text

Summary

- Restoring some of the world's rarest dry forest ecosystems
- Built world's largest, 100% solar-powered, off-grid desalination system
- Featured in Fast Company, New Scientist, and The Guardian
- Completed $5M Series Seed, $30M Series A
- Existing investors incl. Naval Ravikant, Apollo Projects, and Lachy Groom

Problem

Climate change is happening now, and we aren't doing enough to stop it



There's already too much carbon in the atmosphere: we need a scalable carbon removal solution, and we need it this decade.

But carbon capture technology isn't ready.

Our planet requires a solution with simple, proven components, ready to **scale at a rate we've never seen before.**

Solution

Our Earth's natural carbon capture system: forests


FORESTS
CAPTURE CARBON
AND CLEAN THE AIR
TECHNOLOGY
SCALES OPERATIONS
TO SAVE THE PLANET
OUR PLATFORM IS BUILT TO SCALE
FORESTRY TRAINING FROM FIELD EXPERTS
MOBILE APPLICATIONS SUPPORT USERS IN THE FIELD
OFF-GRID HARDWARE GROWS ACCESSIBILITY AND REACH
MULTI-REVENUE STREAM BUSINESS MODELS
WE CONTINUE TO IMPROVE OUR SYSTEMS AND SITE INTELLIGENCE

Compared with other studied carbon removal systems, native forest ecosystems are the most effective, cheap, and scalable. They pull carbon from the atmosphere, and store it in biomass and soils.

They've undergone millennia of field testing, run on sunlight and water, and come in unique models adapted to nearly every place on Earth.

They work.

But human development has destroyed nearly half of the Earth's native forests. Replanting 3B acres of degraded forest land could capture well over 10 gigatons of CO_2 every year, making forest restoration the largest natural carbon sink available.

We use hyperscaling growth techniques to make this climate solution a reality.

Product

Forest as a service



Terraformation

We're creating **accessible, low-cost, and off-grid solutions** to the biggest reforestation challenges.

1. **Seed supply:** A trillion trees will require two to three trillion seeds. We're revolutionizing seed banking with modular solutions we can deploy to project sites in off-grid locations.

2. **Training and equipment:** We're developing a global platform that provides project planning, management, and monitoring tools alongside localized learning resources, designed to train restoration specialists and sustain forest ecosystems for the long term.

3. **Funding:** Almost every restoration project is undervalued and underfunded. Our goal is to create standardized financial products that funnel capital towards restoration.

4. **Land and water availability:** Newly affordable solar-powered desalination can purify water in arid regions, making it possible to restore even highly degraded and desertified land.

Our Team

Together, we can change our future

Our international team includes top-level Silicon Valley founders and engineers; foresters with decades of field experience; working PhDs in seed banking, botany, soil, carbon monitoring, applied mathematics and robotics; and entrepreneurs who've built businesses from the ground up.



Jill Wagner
Chief Forestry Officer
Director of Hawai‘i
Island Seed Bank

I believe that we can change the world by planting trees and taking care of the planet. This is our mission at Terraformation, and it is **the most life-affirming work I could possibly do.**



Yee Lee
VP of Growth
Ex-Facebook, Google, TaskRabbit, Skype, and PayPal

Terraformation for me is much more than a company. It’s an **expression of hope and confidence in humanity** — that we can accomplish incredibly ambitious plans like growing 1 trillion trees and together overcome the most harrowing global challenges, like climate change.



Dr. Yacin Bahi
VP of Research and Development
Previously research scientist at security, AI, and music companies

I'm a mathematician. I'm grateful to work alongside forestry experts, engineers, botanists, and finance experts all over the world every day. I believe that together, our team will help support **a global wave of forestry restoration that can plant enough forests to solve climate change.**



As a scientist, I find great joy applying my skills to help solve climate change. **My work at**



climate change. **My work at Terraformation allows me to have a direct impact, not only on the planet, but also on communities around the world.**

Dr. Victoria Meyer

Forestry Carbon Scientist

Former NASA Jet Propulsion Lab researcher



I am overjoyed to join forces with my friends at Terraformation to **empower communities around the world with the tools, knowledge, and resources to unlock trillions of dollars of economic value by reforesting planet Earth.** We are all feeling the 'heat' and I am elated to get to do something about it.

Huey Lin

Special Projects

Ex-PayPal, Affirm, Flexport

Traction

Restoring some of the rarest ecosystems on the planet

Our flagship restoration sites on Hawaiʻi Island prove **it's both possible and affordable to restore forests even in degraded and desertified land.**

We're using new, scalable solutions to make this happen, including long-term native seed collection, rigorous data collection, and innovative freshwater supply solutions.

Dramatic recent improvements in solar panel efficiency make it possible to purify water with off-the-shelf systems deployed on a mass scale.

We've built the world's largest 100% solar-powered and off-grid desalination system. Our system creates 34,000 gallons of freshwater every day, enough to support thousands of trees.

Our work has been featured in:

THE INDEPENDENT GreenBiz Forbes

BUSINESS INSIDER

TechCrunch

Customers

Invest in a forestry partner today, and they can capture carbon tomorrow

Forests are a carbon capture solution ready to scale now. Our aim is to support restorationists around the globe to plant the forests we need to reverse climate change.

In addition to our 5 pilot restoration sites on Hawaiʻi Island, we're **developing projects in collaboration with local organizations across the globe**. Locations include Ecuador, Haiti, India, Tanzania, Uganda, and Ukraine.

We welcome partnerships with any entity committed to native ecosystem restoration, including **individuals, communities, non-profits, companies, and governments** across the globe.

Business Model

A carbon capture tech that generates revenue

Restored sites yield multiple revenue streams, including:

agroforestry
silvopasture
sustainable timber
carbon credits
solar & water utility services
real estate subdivision
and local employment



Unlike most carbon capture tech, forest restoration generates revenue through a variety of products and services. We're building a new industry to accelerate the restoration economy.

Our business model combines these revenue streams to help partners acquire financing and establish profitable, standalone sustainable forestry businesses. These businesses, in turn, support local jobs and economic opportunity.

Global demand for voluntary carbon credits could increase 15x by 2030 and 100x by 2050, expanding revenue opportunities from restoration.

Projected 100x increase in carbon credit demand


Up to 100x demand increase
Carbon credit demand in equivalent of GtCo2e
14 gt
12 gt
10 gt
8 gt
6 gt
4 gt
2 gt
0
High end projection
Low end projection
15x demand increase
2020
2030
2040
2050
The current market demand is just 10% of a gigaton.

https://www.mckinsey.com/business-functions/sustainability/our-insights/a-blueprint-for-scaling-voluntary-carbon-markets-to-meet-the-climate-challenge#

Market

>700M acres committed, and counting



International agreements such as the **Bonn Challenge** and the African-led **Great Green Wall Initiative** create a substantial existing market for forest restoration services. In some nations, such as Brazil, laws require private landowners to restore damaged or degraded land.

All told, countries around the world have committed to restore over 700M acres of land.

It's just the beginning.

The benchmarked, time-sensitive nature of these commitments demands a highly scalable approach – **Terraformation's greatest strength.**

Some existing commitments for restoration around the globe:

Initiative 20x20

Restoring 50 million hectares of degraded land in Latin America & the Caribbean by 2030.

Over $2.5B in private capital commitments


1.2 mha
Guatemala
TBD
Belize
1 mha
Honduras
0.09 mha
Dominican Republic
2.8 mha
Nicaragua
1 mha
Panama
1 mha
Colombia
8.5 mha
Mexico
1 mha
El Salvador
1 mha
Costa Rica
3.2 mha
Peru
22 mha
Brazil
0.5 mha
Ecuador
2.9 mha
Mato Grosso
0.08 mha
Espirito Santo
1 mha
Argentina
0.3 mha
São Paulo
1 mha
Chile
2.5 mha
Uruguay
TBD
Paraguay
1 mha
Conservacion Patagonica
1.6 mha
Bosques Modelo
0.01 mha
American Bird Conservancy
mha
(Million hectares)

The Great Green Wall of Africa

Restoring 100 million hectares of degraded land in the Sahel by 2030



47.3 mha
Niger
3 mha
Chad
2.3 mha
Sudan
1.65 mha
Mauritiana
12.4 mha
Eritrea
44.4 mha
Mali
0.34 mha
Djibouti
13.2 mha
Ethiopia
0.8 mha
Senegal
13.3 mha
Burkina Faso
17.4 mha
Nigeria
mha
(Million hectares)

Competition

We can't do it alone

Cooperation is the key to net zero

In Hawaiʻi, there is a saying: "Aʻohe hana nui ke alu ʻia," which means "No task is too big when done together by all."

To pull off a global-scale project, we'll need to inspire thousands of forest-first businesses, all rapidly innovating and pushing forward to supercharge the movement.

Our business is built on collaboration, accessibility, and cooperation. There's more than enough work to go around.

Vision

Together, we can reverse climate change

What's more audacious than re-growing 3 billion acres of forest to save our planet?

Doing it with everyone else.

Ultimately, solving climate change will not be about technology. It will be about cooperation and scalability.

This is our moment.

Investors

Join our $30M Series A

Terraformation raised **$5M in Series Seed financing in 2020**. Our goal was to create an organization that could immediately deploy tens of millions into planting trees or creating systems to accelerate the planting of trees within a year.

After reaching that goal, we've raised **$30M in Series A financing** this year prior to our Republic campaign.

Terraformation is a company working for everyone on the planet; and we want as many people as possible to be able to join us in our journey and share in our long-term success.

With this fundraising campaign on Republic, we want to give everyone else the chance to join current investors at the same valuation terms.

Investor quotes



Susan Wu
Angel Investor/Activist

Climate change management is the most urgent, existential risk facing humanity and Terraformation is the team best positioned to help address this at scale. Massive reforestation is one of the most robust and proven solutions for carbon sequestration, as well as a fundamental, incontrovertible building block to ensuring a future for humans on Planet Earth. We can all join forces to support Terraformation — whether it be through grassroots activism, local reforestation efforts, educating our communities, or through equity investment.



Sam Altman, CEO
Apollo Projects, CEO Open AI,
Former President Y Combinator

The simplest solutions are often the best ones, particularly when they have sufficient scale. Yishan is a bold leader. **Plant more trees and let's get out of this mess.**



Sundeep Ahuja
Climate Capital
Founder/Investor/Author

It's difficult to fathom the scale of climate change, and so it's difficult to conceive of an adequate solution to address it. While there are many efforts underway, each of them needed and important, **I was excited to support the scale at which Terraformation is approaching the problem.**



Apollo is looking to invest in companies that can affect climate change at a massive scale, in a cost efficient manner. Planting hundreds of millions of trees is one



Max Altman
Apollo Projects

Planting hundreds of millions of trees is one of the most effective ways of accomplishing this. It's going to be a huge undertaking, but **we believe Terraformation has assembled the best team to do this.**



Joe Lonsdale
Co-founder, Palantir, 8VC

There are no great regulatory, top-down solutions to the challenges we face — only bad choices and difficult trade-offs. But if we turn to entrepreneurs and technology, we see innovative solutions can help the environment and the economy while also lifting up millions of lives — **Terraformation is a great example of the type of thinking we need!**



Marc Benioff
Chair & CEO Salesforce
Founder of 1T.ORG

Climate change is accelerating not just from emissions but also by the deforesting of 3 trillion trees—over half of the trees on our planet are now gone. We must race to replant 1 trillion trees, which can sequester 200 GT of carbon. That's why **I am so excited about a great Ecopreneur like Yishan, who has taken on the audacious goal of global reforestation.**

Founders

Meet our Founder and CEO: Yishan Wong



Yishan Wong

CEO and Founder of Terraformation

> **"The unique contribution Silicon Valley brings to solving climate change isn't some fancy gadget or magical new technology. It's scalability – the organizational business practice of quickly and reliably growing small, proven solutions into enterprises that encompass billions."**

Yishan Wong founded Terraformation with a vision to bring Silicon Valley's expertise in rapid growth to the climate movement.

He previously served as **CEO of Reddit, Director of Engineering at Facebook**, and was an early engineer at PayPal.

In 2019, Yishan partnered with forest restoration experts working with some of the rarest dry forest ecosystems in the world to identify key bottlenecks slowing this climate solution.

He founded Terraformation to incubate, inspire, and share solutions to those challenges.

Team

	Yishan Wong	Founder and CEO
	Jill Wagner	Chief Forestry Officer
	Yee Lee	VP of Growth
	Huey Lin	Special Projects
	Dr. Marian Chau	Head of Seed Banking
	Dr. Ruth Bone	Forestry Partnerships
	Ethan Cary	VP of Manufacturing
	Margaret Morales	VP of Communications and Marketing
	Christian Torres	Forestry Partnerships, Latin America
	Dr. Victoria Meyer	Carbon Scientist
	Dr. Yacin Bahi	VP of Research and Development

Perks

$50	Limited edition t-shirt for Terraformation investors

FAQ

How does Terraformation help solve climate change?

Reforestation is the most cost-effective, safe, and immediately scalable carbon capture solution. Our mission is to catalyze the restoration of 3 billion acres of native forest in the next decade to reverse climate change.

We focus on solutions to the rate-limiting factors that slow restoration and lead to high project failure rates. The five largest bottlenecks are: freshwater shortages, inadequate seed supplies, inefficient workflows, lack of on-the-ground technical expertise, and insufficient financing.

We have developed and tested a suite of tools and services to solve these bottlenecks across diverse locations. These include:

- solar-powered desalination to irrigate desertified regions
- shippable, modular seed banks to safely store seeds and protect viability
- open-source software to optimize team work flows
- technical training and site-specific forestry planning
- project financing
- carbon credit consulting

Isn't it better to reduce fossil fuel emissions?

A full climate solution will require **both** a clean energy transition and carbon capture.

Curbing emissions is very difficult. Some technologies, like aircraft, will be particularly challenging to power from renewable energy. Even extremely ambitious national plans only aim to reach net zero by 2040 or 2050. And then, we'll still need to remove the existing surplus of carbon dioxide in the atmosphere to reduce climate impacts.

Carbon drawdown from reforestation can help offset those emissions, closing the gap between current reduction efforts and the rapid climate action we need.

What about other carbon capture technologies?

Direct-air carbon capture, bio-energy with carbon capture (BECCS), olivine weathering, and regenerative agriculture all offer promising carbon drawdown opportunities. But none of these technologies are as thoroughly tested, low-risk, or immediately scalable as reforestation.

Time is not on our side. Climate models show that to limit irreversible impacts of global warming, we'll need to massively increase carbon drawdown this decade. That means we must employ every strategy we can, especially those that are immediately deployable, and scale them as quickly as possible, even as we develop new technologies.

Can't we just find the fastest-growing trees and plant lots of those?

While plantations of fast-growing trees can grow and sequester carbon rapidly in the short term, in the long term they provide less efficient and resilient carbon sinks than multi-species native forests. Hard-won lessons over the past few decades have taught us that monoculture plantations, especially of non-native species, don't result in long-term, sustainable carbon sinks.

Native tropical and subtropical forests can hold 42x more carbon per hectare than plantation forests. They're also more resilient against pests, disease, and extreme weather conditions than single-species tree plantations. This means that the carbon they sequester is more secure. Native-species forests also support two to three times as much biodiversity as plantation stands.

Non-native species can also disrupt local water cycles by sucking up much more water than native species, which are uniquely adapted to their ecosystems. Overtaxing water supplies can lead to high tree mortality in the long term, as well as hurt communities that depend on local water supplies.

Despite the huge benefits of native species forests, nearly half of current global tropical and subtropical forest restoration commitments are for single-species commercial tree plantations. For a resilient climate solution, we need to shift the mix of restoration projects toward native-species forests.

Aren't trees too slow?

It will take about 30 years to plant the forests we need and give them time to sequester billions of tons of CO2 as they grow. Though 30 years may sound like a long time frame, it's much shorter than the time it would take to bring any other carbon capture solution to scale.

Forests are already a proven carbon capture solution. No other proposed carbon capture technology is ready to deploy at scale today. Many of the proposed technological solutions appear to offer quick fixes, but none are yet commercially mature. This process can take decades; once mature, technological solutions will face the same massive scaling challenges that face restoration. In contrast, restoration is already commercially mature, and faces *only* the remaining scaling challenges. For an extended discussion of this technology-deployment timeline issue, see this insightful discussion.

Is there research on the climate benefits of reforestation?

Lots! Researchers around the globe continue to refine estimates of the climate and ecosystem benefits of large-scale reforestation. Some of the most compelling recent studies address natural forest regeneration, the potential of global tree restoration, the carbon accumulation potential of natural forests, and priority areas for ecosystem restoration.

Check out some of the most recent studies:

2017

- Natural climate solutions. *Proceedings of the National Academy of Sciences*. October 2017. (here)

2019

- Regenerate natural forests to store carbon. *Science*. April 2019. (here)
- The global tree restoration potential. *Science*. July 2019. (here)

2020

- Carbonshot report. *World Resources Institute*. January 2020. (here)
- A "global safety net" to reverse biodiversity loss and stabilize Earth's climate. *Science Advances*. September 2020. (here)
- Mapping carbon accumulation potential from global natural forest regrowth. *Nature*. September 2020. (here)
- The global forest watch map. *The Nature Conservancy and World Resources Institute*. September 2020. (here)
- Global priority areas for ecosystem restoration. *Nature*. October 2020. (here)

Most trees in reforestation projects die before they reach maturity. How will you avoid this?

Many projects focus on planting fast-growing, single-species tree plantations. While these projects offer some short-term economic opportunities, they suffer from high failure rates and a lack of ecological stability.

The early growing years are the most critical for a restoration project. In highly degraded landscapes, the overstory that protects young saplings doesn't exist. This leaves them particularly vulnerable to drought, invasive species, disease, pests, overgrazing, and wildfire. Yet once established, structurally complex native ecosystems are far more resilient than plantations to weather and environmental variations sure to occur over decades of growth.

We provide partners with the tools, training, and financing to properly establish and support native-species projects through the critical early years and beyond. In particular, solar-powered desalination, combined with a focus on native species adapted to a specific location, makes it possible for plants to survive the critical early years and reestablish a self-sustaining ecosystem.

If it's so simple, why hasn't someone done it yet?

Planting a tree sounds easy. But restoring an ecosystem is not. It requires specific ecological knowledge, the right tools, early-stage financial support, and long-term management.

Finding native seeds poses the first huge challenge. Centuries of unsustainable land use have rendered many native species extremely rare. That means restorationists have to collect seeds from the wild, often from difficult-to-access locations, and then store them in stable, climate-controlled conditions to keep them viable. Forest creators must carefully tend and monitor the saplings for years, guard against invasive species and pests, and protect the trees from premature harvesting.

Moreover, the ability to irrigate otherwise inhospitable and arid areas was not possible until 2018, when solar prices dropped to a critical threshold that made 100% solar-powered desalination possible. This unlocked the final piece of the puzzle, enabling restoration of potentially billions of additional land acres that had once supported forests but, whether through disaster, drought, or human intervention, degraded to a point that forests could not naturally regenerate. We can now reverse this degradation through active restoration, supported by supplemental freshwater in the critical early establishment years.

It's not simple, but it is possible. Terraformation provides detailed and location-specific training, tools, and resources to overcome each of these challenges, helping partners establish ecosystems that will thrive for generations.

Don't we have freshwater shortages?

Yes, and freshwater shortages pose enormous challenges to large-scale forest restoration, particularly in dry regions. Planting swaths of new trees in water-constrained regions can overdraw existing supplies on which local communities depend.

Reverse osmosis (RO) can purify nearby brackish or saltwater sources to provide supplemental water, solving the water shortage and accelerating ecosystem restoration. While previously considered too energy-intensive to be economical, rapidly declining solar prices now make it possible to do this on a very large scale in many parts of the world.

This is exactly what we are doing at our pilot restoration site on Hawai'i Island. We're running the world's largest off-grid, 100% solar-powered desalination system and using it to accelerate the restoration of a Hawaiian dry tropical forest ecosystem. You can read more about how solar-powered desalination is making this restoration possible in this article.

Isn't reverse osmosis, or desalination, expensive and energy-intensive?

Until recently, reverse osmosis (RO) was quite expensive, and most systems were coal- or gas-powered, which would have negated most or all of the carbon benefit of the new forests they irrigated. However, in 2018, something really important happened: the cost of solar power dropped below that of coal and gas. This unlocked an opportunity to sustain reforestation projects in areas with freshwater shortages via solar-powered desalination.

Desalination is ideally suited to intermittent renewable power sources like solar and wind. With most residential or commercial projects, users need power around the clock, necessitating expensive batteries to store the generated power. But with desalination, we can simply desalinate water when power is available and store it in inexpensive tanks for irrigation around dusk or whenever appropriate. This enables us to leapfrog the solar energy transition for desalination years ahead of residential or commercial applications.

Doesn't desalination dump toxic effluent?	Reverse osmosis filters two gallons of seawater to produce one gallon of freshwater and one gallon of double-salty effluent. Desalinating seawater to irrigate plants produces this effluent, but it contains none of the purifying chemicals required to produce potable water for human consumption. It has only the stuff that was in the water in the first place. Still, dumping the higher-salinity water just off the shoreline can be harmful to near-shore marine life. Working with brackish water, rather than ocean water, requires less energy and reduces the salinity of the effluent. Instead of sourcing water directly from the ocean, we can drill a shallow well a few hundred feet from the ocean to reach brackish water—sort of like digging a hole in the sand at the beach until you reach water. At our pilot site, the brackish water is about 25% the salinity of seawater and the effluent only 50%. There are currently two standard ways to safely dispose of this effluent. In some cases, it can irrigate additional forest acres of salt-tolerant species; this is what we do at our pilot site in Hawai'i, but it's not a solution that will work everywhere, as it's highly species dependent. The more scalable option is to build a long pipe and disperse the effluent in deeper water, away from the shore, where marine life is much sparser. Studies from Israel's Ministry of Environment showed minimal ecological damage from this disposal method. Desalination is becoming increasingly efficient and could resolve this problem in the near future. Some desalination systems can already reach levels of efficiency that consolidate the salts into a solid "puck" for safe disposal (or even commercial use), but this technology is not yet scalable.
How do you make money?	We sell five services, each designed to solve a key bottleneck to forest restoration. These services include: 1. **Financing**: We connect partners with sources of financing to cover project startup costs. 2. **Technology**: We sell a suite of tools that scale restoration projects. These include solar-powered modular seed banks to establish local native seed supplies, nursery build kits to optimize project efficiency, and design support using industry-leading solar-powered desalination technology to reduce water constraints. We are also developing a series of free, open-source software applications designed to help partners track progress and align workflows from seed collection through forest maintenance. 3. **Project planning:** We plan site-specific and ecologically appropriate projects based on soil analysis, botanical surveys, and other microclimate and local market data. 4. **Training**: We train teams in seed collection, nursery management, horticulture, and forestry to improve workflow efficiency. 5. **Business consulting**: We help partners plan and establish sustainable forest-product businesses based on revenue from carbon credits, agroforestry, silvopasture, and ecological silviculture.
Who do you partner with?	We work with public- and private-sector landowners, including family offices, nonprofit organizations, cooperative landowners, land trusts, corporations, and governments.
What about indigenous and local communities?	Community land tenure promotes forest conservation and reduces both clearing and disturbance. Many indigenous cultures have deep knowledge of the unique ecology of their lands, developed over generations, and advanced techniques for managing it sustainably. With respect for this wisdom, Terraformation aims to support these communities and not interfere with their stewardship of their land.

How do partners benefit?	Partners see tangible environmental and economic benefits from restoring their degraded land. As their stands grow, partners may generate revenue from carbon credit sales, increased agricultural productivity, reduced water-treatment costs, and sustainable harvest of timber and other forest products. The regenerated forests also provide a host of indirect economic benefits in the form of cleaner air and water, flood control, improved property values, and many other ecosystem services. In areas where Terraformation assists in deploying solar power and desalination capability, these systems are likely to produce excess power or freshwater, both of which can supplement local utility services.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

TERRAFORMATION INC.

Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in
Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Terraformation Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as Exhibit A (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the custodian designated in the Omnibus Crowd SAFE, being Prime Trust, LLC (the "**Custodian**"), with the Custodian as legal record owner of the Crowd SAFE, and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement

shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method directed by the Company; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form Omnibus Crowd SAFE attached hereto as Exhibit B; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

(b) *Nature of Interest in Omnibus Crowd SAFE*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE. To the extent the holder of the Omnibus Crowd SAFE or any securities into which it may convert is deemed to have any right to vote or otherwise act on behalf of its interest, whether under applicable law, the governing documents of the Company or otherwise, Subscriber hereby confirms that the Custodian is the record holder of the Omnibus Crowd SAFE or any securities into which it may convert and that the Custodian shall have the sole right to vote and act with respect to the Omnibus Crowd SAFE or any securities into which it may convert all in accordance with, and subject to the limitations set forth in, the Omnibus Crowd SAFE to which the Subscriber has a beneficial interest. Notwithstanding the foregoing, unless otherwise required by the Crowd SAFE or any security into which it may convert, Custodian shall not have any obligation to vote in any corporate action or take any action on behalf of the Omnibus Crowd SAFE beneficial holders.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the

Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein), nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as expressly provided in the Omnibus Crowd SAFE.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and

the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Conversion of Omnibus Crowd SAFE.** Upon the conversion of the Omnibus Crowd SAFE into Equity Securities (as defined in the Omnibus Crowd SAFE) of the Company in accordance with the terms of the Omnibus Crowd SAFE, Custodian will execute and deliver all transaction documents related to the Equity Financing or other corporate event causing the conversion of the Omnibus Crowd SAFE in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs issued by the Company that will convert in connection with the Equity Financing or corporate event and being the same as the purchasers in the Equity Financing (as defined in the form of Omnibus Crowd SAFE) with appropriate variations to give effect to the CF Shadow Series. Subscriber hereby authorizes and consents to the execution by Custodian of all documents necessary to give effect to this Section 4, and agrees that no fiduciary or advisory relationship between Subscriber and Custodian is intended to be or has been created in respect of any of the transactions contemplated by this Agreement, and Subscriber waives, to the fullest extent permitted by law, any claims of any kind that it may have against Custodian for executing any documents on behalf of, or for the benefit of Subscriber pursuant to this Agreement and agrees that Custodian shall have no liability (whether direct or indirect) to the Subscriber in respect any claim or to any person asserting a claim on behalf of or in right of the Subscriber.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and

binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Honolulu, Hawaii. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. Miscellaneous.

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms as defined in the Omnibus Crowd SAFE).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

____
Print Name

____
Signature

____
Print Name of Additional Signatory

____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:

TERRAFORMATION INC.

By: ______________________________
Name:
Title:

Date: ______________________________
Address:
Email:

CUSTODIAN:

PRIME TRUST, LLC

By: ______________________________
Name:
Title:

Date: ______________________________
Address:
Email:

EXHIBIT A

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TERRAFORMATION INC.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[________] (the "**SAFE Amount**"), Terraformation Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $105,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event (other than an IPO) before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) the deemed value of that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. If there is an IPO before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. In connection with this Section 1(b), the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay Prime Trust in cash (on behalf of the Subscribers collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Beneficial Interests.

(ii) If there is a Liquidity Event (other than an IPO) after one or more Equity Financings have occurred, but before the termination of this instrument, Prime Trust will automatically receive the greater of (i) a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) the deemed value of that number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price. Shares of Capital Stock delivered in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing. If there is an IPO before the termination of this instrument and after an Equity Financing, Prime Trust will automatically be entitled to receive that number of Capital Stock equal to the SAFE Amount divided by the First Equity Financing Price.

If the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of Common Stock or Capital Stock to Prime Trust pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, or be prohibited by an underwriter in the IPO, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value of such Common Stock or Capital Stock deliverable pursuant to this Section 1(b), as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event, and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that otherwise is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the

Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions*.

(a) During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the

shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f) The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between the a Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b) Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into. Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration

Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Honolulu, Hawaii. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) Each Holder has, and at all times under this Omnibus Crowd SAFE will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Crowd SAFE, the terms of this Omnibus Crowd SAFE will control.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

TERRAFORMATION INC.

By: ______________________________

Name:
Title:
Address:
Email:

PRIME TRUST, LLC,
As Custodian

By: ______________________________

Name:
Title:
Address:
Email:

SUBSCRIBER/HOLDER:

____
Print Name

By: ______________________________
Signature

____
Print Name of Additional Signatory

By: ______________________________
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT B

PRIME TRUST NEW ACCOUNT AGREEMENT

___________________________ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:

a. This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

b. As a self-directed Account, you acknowledge and agree that:

   i. The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.

   ii. Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

   iii. Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c. Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your

Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:

The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:

- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to

reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute discretion.

4. ASSETS AND CUSTODY:

a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.

b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.

c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.

d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.

e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.

f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.

h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.
d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.
e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.
f. **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.
b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.
c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.
d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.
e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1. Disclaimer of Liability and Consequential Damages.

CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND

SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.

ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.

Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.

Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime

Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime

Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of ________day of ____________________, 2021 by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_________________________________
Name: Scott Purcell
Title: Chief Trust Officer

EXHIBIT D

Video Transcript

[YISHAN:] The effects of climate change seem to be accelerating at an exponential rate.

Plans aiming at solving some portion of the problem in 50 years, or like, over the next 100 years, are possibly fatally too slow.

In order to fully decarbonize the grid and then remove all of the excess CO2 that's been released, we probably have to achieve that, in about 30 years.

And even that's kind of a dangerously long timeframe.

In order to have like 10 or 20 years of forest maturity, it means we have to do all the outplanting in 10 years.

[LEHUA:] If the goal is to plant 1 trillion trees, then we need 2 trillion seeds.

So, first we go out into the field. Once we have the seed, we bring them back here to either the nursery, or the seed bank will process the seed, clean them up, get them ready to dry.

This is gonna allow people to store the seeds for future restoration sites.

So we bank some seeds and we plant some seeds.

So we bring them here into the nursery. The greenhouse are exactly what you see here. It's the same greenhouse that are gonna be shipped all over the world.

So it just gives people the tools to grow the plants. We know it can be done here. We're doing it successfully and they can do it too.

[JOHANNES:] We pick up the plant in the nursery that are pre-selected for that planting day. Each tree gets a little irrigation line and gets watered every second day for a little bit to help it in the beginning.

[THOMAS:] Give them nice little bit of soil, fertilizer. We're using diatomaceous earth to keep bugs from climbing on them.

[JOHANNES:] After the planting, we go through and take the geo location of each point, and then the information gets stored in the geo database for the geographic information system.

[THOMAS:] Eventually once they're all established, they'll support each other. They'll cool this area which will help the rain and the moisture stay here. And so we can turn this desert into a forest again.

There’s a lot involved that needs to happen to be able to get these trees into the ground, and it’s a lot of work, but it’s all worth it.

[LEHUA:] It just, it feels good to be doing the work, to be putting these practices in place and to be moving forward.